Exhibit 99.3

*** Exercise Your Right to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the

Ordinary General Shareholder Meeting to Be Held Extraordinarily on February 4, 2020.

Meeting Information

ATENTO S.A.	Meeting Type: Ordinary General Meeting
For holders as of: December 19, 2019
Date: February 4, 2020 Time: 10:00 AM Central European Time
Location: 15 Boulevard F.W. Raiffeisen
L-2411 Luxembourg

ATENTO S.A. 1 RUE HILDEGARD VON BINGEN L-1282 LUXEMBOURG R.C.S. LUXEMBOURG B.185.761	You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at www.proxyvote.com or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.
See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE: NOTICE AND PROXY STATEMENT How to View Online:
Have the information that is printed in the box marked by the arrow (located on the following page) and visit: www.proxyvote.com.
How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:
1) BY INTERNET:	www.proxyvote.com
2) BY TELEPHONE:	1-800-579-1639
3) BY E-MAIL*:	sendmaterial@proxyvote.com
* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before January 21, 2020 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to www.proxyvote.com. Have the information that is printed in the box marked by the arrow (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting Items

The Board of Directors recommends you vote FOR the following:

1.  Approval of a new authorization by the general meeting of the Company to the Board of Directors of the Company to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of shares to be acquired, which shall be up to 30% of the Company’s share capital, at a redemption price per share which shall represent (i) not less than 50% of the lowest closing price per share and (ii) not more than 50% above the highest closing price per share, in each case as reported by the New York edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the Board of Directors of the Company over the ten (10) trading days preceding the date of the purchase of the shares (or the date of the commitment to purchase the shares), in accordance with Article 430-15 of the Luxembourg law dated 10 August 1915 concerning commercial companies, as amended from time to time.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

*** Exercise Your Right to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the

Ordinary General Meeting of Shareholders to Be Held Extraordinarily on February 4, 2020.

ATENTO S.A.	Meeting Information

	Meeting Type:	Ordinary General Meeting

	For holders as of:	December 19, 2019

	Date: February 4, 2020	Time: 10:00 AM Central European Time

Location: 15 Boulevard F.W. Raiffeisen L-2411 Luxembourg

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at www.proxyvote.com or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.
See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE: NOTICE AND PROXY STATEMENT How to View Online:
Have the information that is printed in the box marked by the arrow (located on the following page) and visit: www.proxyvote.com.
How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:
1) BY INTERNET:	www.proxyvote.com
2) BY TELEPHONE:	1-800-579-1639
3) BY E-MAIL*:	sendmaterial@proxyvote.com
* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before January 21, 2020 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: If you choose to vote these shares in person at the meeting, you must request a “legal proxy.” To do so, please follow the instructions at www.proxyvote.com or request a paper copy of the materials, which will contain the appropriate instructions. Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance.

Vote By Internet: To vote now by Internet, go to www.proxyvote.com. Have the information that is printed in the box marked by the arrow    (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a voting instruction form.

Voting Items

The Board of Directors recommends you vote FOR the following proposal:

1.  Approval of a new authorization by the general meeting of the Company to the Board of Directors of the Company to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of shares to be acquired, which shall be up to 30% of the Company’s share capital, at a redemption price per share which shall represent (i) not less than 50% of the lowest closing price per share and (ii) not more than 50% above the highest closing price per share, in each case as reported by the New York edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the Board of Directors of the Company over the ten (10) trading days preceding the date of the purchase of the shares (or the date of the commitment to purchase the shares), in accordance with Article 430-15 of the Luxembourg law dated 10 August 1915 concerning commercial companies, as amended from time to time.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Voting Instructions